Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

August 6, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Equitable Financial Life Insurance Company (“Equitable Financial”)
Request for Withdrawal of Registration Statement on Form N-4 (File No. 333-258125)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial and Separate Account No. 49 (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form N-4 (File No. 333-258125) (Accession No. 0001193125-21-222838), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on July 23, 2021, was to register a new product offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial and Separate Account 49 respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement will be re-filed at a later date.

Please contact the undersigned at (319) 573-1676 if you have any questions or comments.

Best regards,

/s/ Darin Smith
Darin Smith